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SEC
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FEB 17 2021
Washington DC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68754 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valkyrie Equities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14455 Webb Chapel Road, Suite 201
(No. and Street)

| Dallas | Texas | 75234 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Judd — 301.452.8921
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

| 815 Parker Square | Flower Mound | Texas | 75028 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kenneth J. Judd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valkyrie Equities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

MANI P. JACOB
ID #124796337
My Commission Expires
January 16, 2024

SEC
Mail Processing
Section

FEB 17 2021

Washington DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CONTENTS**

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on Valkyrie Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valkyrie Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A Kinder, CPA
BRAD A. KINDER, CPA
We have served as Valkyrie Equities Corporation's auditor since 2012.

Flower Mound, Texas
February 5, 2021

**VALKYRIE EQUITIES CORPORATION**
**Statement of Financial Condition**
**December 31, 2020**

## ASSETS

| | |
|---|---|
| Cash | $ 47,600 |
| Commissions receivable | 989 |
| Prepaid expenses | 1,987 |
| **TOTAL ASSETS** | $ 50,576 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | |
|---|---|
| Accrued commissions | $ 1,220 |
| **TOTAL LIABILITIES** | 1,220 |

**Stockholder's Equity**

| | |
|---|---|
| Common Stock, 1,000,000 shares authorized, no par value, 35,832 shares issued and outstanding | 178,416 |
| Accumulated deficit | (129,060) |
| **TOTAL STOCKHOLDER'S EQUITY** | 49,356 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 50,576 |

**VALKYRIE EQUITIES CORPORATION**
**Statement of Income**
**Year Ended December 31, 2020**

| | |
|---|---|
| **Revenue** | |
| Due diligence fees | $ 10,000 |
| Mutual fund commissions | 6,405 |
| Private placement commissions | 3,600 |
| Interest income | 48 |
| TOTAL REVENUE | 20,053 |
| **Expenses** | |
| Commissions | 14,994 |
| Communications | 1,826 |
| Professional fees | 13,344 |
| Regulatory expenses | 1,369 |
| Other | 1,270 |
| TOTAL EXPENSES | 32,803 |
| Net loss before income tax | (12,750) |
| Federal income tax benefit - current | 2,650 |
| **NET LOSS** | $ (10,100) |

**VALKYRIE EQUITIES CORPORATION**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2020**

| | Common Shares | Common Stock | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balances at December 31, 2019 | 35,832 | $ 178,416 | $ (118,960) | $ 59,456 |
| Net Loss | - | - | (10,100) | (10,100) |
| Balances at December 31, 2020 | 35,832 | $ 178,416 | $ (129,060) | $ 49,356 |

See notes to financial statements

**VALKYRIE EQUITIES CORPORATION**
**Statement of Cash Flows**
**Year Ended December 31, 2020**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (10,100) |
| Adjustments to reconcile net loss to | |
| net cash used by operating activities: | |
| Changes in assets and liabilities: | |
| Decrease in commissions receivable | 58 |
| Increase in prepaid expenses | (628) |
| Increase in accrued commissions | 155 |
| Decrease in federal income tax payable - Parent | (1,475) |
| Net cash used by operating activities | (11,990) |
| Net decrease in cash | (11,990) |
| **Cash at beginning of year** | 59,590 |
| **CASH AT END OF YEAR** | $ 47,600 |

**Supplemental Disclosure of Cash Flow Information:**

There was no cash paid during the year for interest and $1,475 paid for income taxes.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is a wholly owned subsidiary of Tyme Capital Holdings Incorporated (Tyme or Parent), a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas. The Company also participates in private placements, with related due diligence services, for small to medium businesses in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued**

Revenue Recognition

*Mutual fund commissions*: The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

*Private placement commissions*: The Company participates in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company may charge a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

*Due diligence fees*: The Company provides due diligence services and believes the performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Texas return with Tyme. Income taxes are recorded using the separate company method to comply with financial reporting rules. The Company records a provision or benefit for income taxes based on its taxable income or loss with a corresponding payable to or receivable from Parent.

As of December 31, 2020, open Federal tax years subject to examination include the tax years December 31, 2017 to December 31, 2019.

**Note 2 - Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $47,344, which was $42,344 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.

**Note 3 - Income Taxes/Related Party Transaction**

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current year tax loss, resulting in a federal income tax benefit to the Company of $2,650.

**Note 4 - Concentration of Revenue and Services/Related Party Transactions**

Private placement commissions, and related due diligence fees, were earned from one related party business customer in Texas.

A shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated 100% of the mutual fund commissions revenue and received approximately 53% of the commissions expense.

**Note 5 - Office Lease/Related Party Transaction**

The Company maintains office facilities in Dallas, Texas. The office facility is provided to the Company at no cost by a shareholder of the Parent.

**Note 6 - Contingencies**

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 7 - Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through February 5, 2021, the date which the financial statements were available to be issued.

**Schedule I**

**VALKYRIE EQUITIES CORPORATION**
**Supplemental Information**
**Pursuant to Rule 17a-5**
**December 31, 2020**

**Computation of Net Capital**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 49,356 |
| Deduction and/or charges | |
| Non-allowable assets: | |
| Restricted cash | 25 |
| Prepaid expenses | 1,987 |
| Total deductions and/or charges | 2,012 |
| Net capital before haircuts on securities positions | 47,344 |
| Haircuts on securities | - |
| Net Capital | $ 47,344 |
| **Aggregate Indebtedness** | |
| Accrued commissions | $ 1,220 |
| Total Aggregate Indebtedness | $ 1,220 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 42,344 |
| Ratio of aggregate indebtedness to net capital | 0.03 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is necessary.

**VALKYRIE EQUITIES CORPORATION**
**Supplemental Information**
**Pursuant to Rule 17a-5**
**December 31, 2020**

## Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

## Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report of Valkyrie Equities Corporation, in which (1) Valkyrie Equities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) Valkyrie Equities Corporation is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240 17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception (Non-Covered Firm provision). Valkyrie Equities Corporation's management is responsible for compliance with the Non-Covered Firm provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the Non-Covered Firm provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm provision.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 5, 2021

**Valkyrie Equities Corporation**

Exemption Report
December 31, 2020

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kenneth J. Judd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Executive Officer

February 5, 2021